UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005.

or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to .

Commission File Number: 000-14555

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

LEESPORT FINANCIAL CORP. 401(K) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEESPORT FINANCIAL CORP. 1240 Broadcasting Road Wyomissing, PA 19610 (610) 208-0966

Item 1.                          Financial Statements and Exhibits

a.      Financial Statements.

1.                    Report of Independent Registered Public Accounting Firm.

2.                    Audited Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004.

3.                    Audited Statements of Changes in Net Assets Available for Benefits for each of the years in the two year period ended December 31, 2005.

4.                    Notes to Financial Statements.

b.      Exhibits

23                 Consent of Independent Registered Public Accounting Firm.

i

LEESPORT FINANCIAL CORP.
401(K) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

FINANCIAL STATEMENTS:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SUPPLEMENTARY INFORMATION:

Report of Independent Registered Public Accounting Firm on Supplementary Schedule

Form 5500—Schedule H - Line 4i - Schedule of Assets (Held at End of Year)

ii

Report of Independent Registered Public Accounting Firm

To the Trustees
Leesport Financial Corp. 401(k)
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Leesport Financial Corp. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP
Reading, Pennsylvania
June 26, 2006

Leesport Financial Corp. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value:
Money market funds	$882,121	$372,750
Mutual funds	10,795,462	8,100,705
Pooled separate accounts	172,331	168,747
Leesport Financial Corp. common stock	981,775	648,735
Investments, at cost:
Participant loans	251,411	80,147

	13,083,100	9,371,084
Receivables:
Participants’ contributions	33,616	0
Employer’s contributions	19,120	0
Other	12,241	32,436

	64,977	32,436

Cash	0	11,637

Net Assets Available for Benefits	$13,148,077	$9,415,157

See notes to financial statements.

Leesport Financial Corp. 401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2005 and 2004

	2005	2004
Investment Income
Net appreciation in fair value of investments	$213,665	$627,447
Interest and dividends	349,441	195,155

	563,106	822,602
Contributions
Participants	1,143,828	782,387
Employer	670,680	459,656
Rollovers	28,080	139,212

	1,842,588	1,381,255

Benefits Paid to Participants	(1,022,500)	(409,718)

Administrative Expenses	(17,006)	(3,392)

Net Increase before Plan Merger	1,366,188	1,790,747

Transfer in from Plan Merger	2,366,732	0

Net Increase	3,732,920	1,790,747

Net Assets Available for Benefits—Beginning of Year	9,415,157	7,624,410

Net Assets Available for Benefits—End of Year	$13,148,077	$9,415,157

See notes to financial statements.

Leesport Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

Note 1 - Description of the Plan

The following brief description of the Leesport Financial Corp. 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 1990, and amended thereafter. The Plan is a contributory defined contribution plan covering employees of Leesport Financial Corp. (the Company), who have completed one month of service and are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

An employee becomes a participant in the Plan on the first day of the calendar quarter next following the date eligibility requirements are met.

Service Rules

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service.

Contributions

There are two types of contributions that can be added to a participant’s account:  an employee salary deferral contribution and an employer matching contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participants may contribute a portion of their annual pre-tax compensation by way of a salary deferral contribution up to the maximum amount allowed under current federal income tax laws. The employer contributes an amount equal to 100% of the participant’s salary deferral contributions, up to a maximum of 3% of the participant’s compensation and 50% of the participant’s salary deferral contributions, up to a maximum of the next 4% of the participant’s compensation. The participants may direct their contributions into various investment options.

Participants’ Accounts

Each participant’s account is credited with an allocation of various contributions and Plan earnings (including unrealized appreciation and depreciation of Plan assets). Allocations of Plan earnings are based on participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

A participant is 100% vested at all times in the participant’s salary deferral and rollover accounts regardless of the number of years of service. If participants cease participation, other than by retirement, disability, or death, the vested interest in the remainder of their accounts is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of his/her vested account balance does not exceed $1,000 ($5,000 prior to March 28, 2005). If the account balance exceeds $1,000, the assets will generally be held in a trust until the participant’s normal or early retirement date. However, terminated participants may elect to receive their salary deferral accounts at any time.

Participant Loans

Loans are available to participants of the Plan and are subject to approval by the Plan administrator. Loans may not exceed the lesser of the greater of 50% of the value of the participant’s total account balance or $50,000 (reduced by the current outstanding balance of loans from the Plan during the one-year period ending on the day before the day on which such loan is to be made). Loan terms range from one to five years, however, repayment terms can exceed five years if the loan is used for the purchase of a primary residence. The loans bear interest at a reasonable interest rate defined as the prevailing interest rate charged by local financial institutions in the business of lending money for secured personal loans. The repayment of these loans is made through payroll deductions. The minimum loan amount is $1,000.

Administrative Expenses

Administrative costs of the Plan are absorbed by the Plan through the use of forfeited balances. However, if the balance of the forfeiture account is not adequate to pay the expenses, the Plan sponsor pays the administrative expenses.

Forfeited Accounts

As of December 31, 2005 and 2004, forfeited employer matching non-vested accounts amounted to $307 and $8,238, respectively. Forfeitures of employer matching non-vested accounts are used to pay future administrative expenses of the Plan. During the years ended December 31, 2005 and 2004, forfeitures applied against administrative expenses amounted to $17,006 and $3,392, respectively.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments

Investments in cash, money market funds, mutual funds, and the Leesport Financial Corp. common stock are stated at fair value by reference to quoted market prices. Investments in pooled separate accounts are valued at the net value of participation units held by the Plan at year end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the trust or pooled separate account. Therefore, the value of the pooled separate accounts are deemed to be at estimated fair value. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the participant account balances and in the statements of net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The Plan’s investments are held in various custodial accounts. The following table presents the fair value of investments as of December 31:

Investments	2005		2004
At fair value as determined by quoted market prices:
Money market funds:
MFS Money Market Fund	$37,293		$36,239
SunAmerica Money Market Fund	0		6,440
Fidelity Cash Reserves Fund	844,669	*	330,071
Federated Capital Reserves Fund	159		0

Mutual funds:
MFS Global Equity Fund A	200,978		214,746
MFS Emerging Growth Fund A	306,064		305,885
MFS Bond Fund A	158,410		156,971
MFS Massachusetts Investors Growth StockFund A	449,373		468,433
MFS Research Fund A	581,904		575,484	*
MFS Total Return Fund A	942,988	*	947,680	*
MFS Limited Maturity Fund A	292,643		284,910
MFS Value Fund A	89,029		114,401
MFS Strategic Value Fund A	11,806		34,235
Columbia Acorn Fund-Z	910,079	*	433,719
Davis NY Venture Fund-Y	1,640,713	*	1,016,238	*
Excelsior Mid-Cap Value Fund	824,918	*	513,557	*
Federated Total Return Bond Fund	965,162	*	774,317	*
GE Premier Growth Equity Fund	1,503,057	*	1,006,046	*
Janus Advisor Worldwide Fund	518,083		289,182
Vanguard Total Bond Market Index Fund	682,350	*	534,397	*
Vanguard 500 Index Fund	717,905	*	430,504

Common stock:
Leesport Financial Corp.	981,775	*	648,735	*

At estimated fair value:
Pooled separate accounts:
AIM Constellation Fund	18,990		17,510
ING Partners Oppenheimer Global Fund	4,362		4,138
ING Goldman Sachs Capital Growth Fund	9,398		10,192
American Century Ultra Fund	27,860		27,933
ING Partners AMC Select Portfolio	38,380		38,244
AIM Premier Equity Fund	38,554		36,661
American Century Income and Growth Fund	33,464		32,792
Reliastar Stable Value Managed Account	1,238		1,194
ING Partners OpCap Balanced Value Portfolio	85		83

Investments	2005	2004

At cost, which approximates fair value:
Participant loans	$251,411	$80,147

	$13,083,100	$9,371,084

*    Represents 5% or more of net assets as of the respective year-end.

The net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought, sold, and held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2005	2004
Investments at fair value as determined by quoted market prices:
Mutual funds	$248,226	$558,255
Leesport Financial Corp. common stock	(40,857)	58,232
Investments at estimated fair value:
Pooled separate accounts	6,296	10,960

	$213,665	$627,447

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5 - Income Tax Status

The Plan is operating under a prototype non-standardized 401(k) profit sharing plan prepared by Pennsylvania Pension Planners, Inc. The prototype plan obtained its latest determination letter on November 27, 2001, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

Note 6 - Related Party Transactions

Certain Plan investments are shares of pooled separate accounts that are managed by the custodians of the Plan. The Plan also holds an investment in 41,140 and 25,846 shares of common stock of the Plan sponsor at December 31, 2005 and 2004, respectively. In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. Therefore, these related transactions qualify as party-in-interest transactions. All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

Note 7 - Stock Dividend

A 5% stock dividend was declared by the Board of Directors of the Company on December 15, 2004 with a record date of January 3, 2005 and was distributed to shareholders on January 14, 2005. The stock dividend resulted in the receipt by the Plan of 1,292 shares and cash for fractional shares of $7.

Note 8 - Plan Merger

Effective March 2, 2005, the Madison Bank 401(k) Plan was merged with the Leesport Financial Corp. 401(k) Retirement Savings Plan. On the date of the transfer, the transferred net assets were recognized in the accounts of the Leesport Financial Corp. 401(k) Retirement Savings Plan at their balances as previously carried in the accounts of the Madison Bank 401(k) Plan as of the effective date. A summary of the transferred net assets is as follows:

Investments, at fair value	$2,366,732

Note 9 - Subsequent Event

A 5% stock dividend was declared by the Board of Directors of the Company on May 16, 2006 with a record date of June 1, 2006 and was distributed to shareholders on June 15, 2006. The stock dividend resulted in the receipt by the Plan of 2,340 shares.

Report of Independent Registered Public Accounting Firm
on Supplementary Schedule

To the Trustees
Leesport Financial Corp. 401(k)
Retirement Savings Plan

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP
Reading, Pennsylvania
June 26, 2006

Schedule of Assets (Held at End of Year)

Form 5500 - Schedule H - Line 4i

EIN:  23-2354007

PN:  003

December 31, 2005

(a)	Identity of Issue (b)	Description of Investment (c)	** Cost (d)	Current Value (e)
	MFS Money Market Fund	Money market fund	N/A	$ 37,293
	MFS Global Equity Fund A	Mutual fund	N/A	200,978
	MFS Emerging Growth Fund A	Mutual fund	N/A	306,064
	MFS Bond Fund A	Mutual fund	N/A	158,410
	MFS Massachusetts Investors Growth Stock Fund A	Mutual fund	N/A	449,373
	MFS Research Fund A	Mutual fund	N/A	581,904
	MFS Total Return Fund A	Mutual fund	N/A	942,988
	MFS Limited Maturity Fund A	Mutual fund	N/A	292,643
	MFS Value Fund A	Mutual fund	N/A	89,029
	MFS Strategic Value Fund A	Mutual fund	N/A	11,806
*	Leesport Financial Corp.	Common stock	N/A	981,775
	AIM Constellation Fund	Pooled Separate Account	N/A	18,990
*	ING Partners Oppenheimer Global Fund	Pooled Separate Account	N/A	4,362
*	ING Goldman Sachs Capital Growth Fund	Pooled Separate Account	N/A	9,398
	American Century Ultra Fund	Pooled Separate Account	N/A	27,860
*	ING Partners AMC Select Portfolio	Pooled Separate Account	N/A	38,380
	AIM Premier Equity Fund	Pooled Separate Account	N/A	38,554
	American Century Income and Growth Fund	Pooled Separate Account	N/A	33,464
*	Reliastar Stable Value Managed Account	Pooled Separate Account	N/A	1,238
*	ING Partners OpCap Balanced Value Portfolio	Pooled Separate Account	N/A	85
	Columbia Acorn Fund-Z	Mutual fund	N/A	910,079
	Davis NY Venture Fund-Y	Mutual fund	N/A	1,640,713
	Excelsior Mid-Cap Value Fund	Mutual fund	N/A	824,918
	Federated Total Return Bond Fund	Mutual fund	N/A	965,162
	Fidelity Cash Reserves Fund	Money market fund	N/A	844,669
	GE Premier Growth Equity Fund	Mutual fund	N/A	1,503,057
	Janus Advisor Worldwide Fund	Mutual fund	N/A	518,083
	Vanguard Total Bond Market Index Fund	Mutual fund	N/A	682,350
	Vanguard 500 Index Fund	Mutual fund	N/A	717,905
	Federated Capital Reserves Fund	Money market fund	N/A	159

*	Participant loans	4.00% to 9.50%	0	251,411
				$13,083,100

*                    Party-in-interest.

**             Historical cost has not been presented as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of Leesport Financial Corp. 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 28, 2006	LEESPORT FINANCIAL CORP.
401(K) RETIREMENT SAVINGS PLAN

LEESPORT FINANCIAL CORP.

	By:	/s/ Jenette L. Eck
Jenette L. Eck
Plan Administrator

Exhibit Index

Exhibit Number
23	Consent of Independent Registered Public Accounting Firm